June 20, 2008

VIA EDGAR

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-3628

Re:	USANA Health Sciences, Inc.

Schedule 13E-3; File No. 005-55565

Filed June 3, 2008, as amended June 5, 2008

Filed by Unity Acquisition Corp. et al.

Schedule TO; File No. 000-55565

Filed June 2, 2008, as amended June 5, 2008

Filed by Unity Acquisition Corp. et al.

Schedule 13D/A filed by Gull Holdings, Ltd. et al.

Filed June 2, 2008

File No. 005-55565

Dear Mr. Duchovny:

This letter is submitted by Unity Acquisition Corp., Gull-Unity Holding Corp., Gull Holdings, Ltd., Myron W. Wentz, David A. Wentz, Jacquelyn R. Wentz, Bryan Wentz, Annette Wentz, Paul & Jane Meyer Family Foundation, Alice Jane Meyer, Paul J. Meyer, Centre Island Properties, Ltd., Waco Boys Club Foundation, Inc., L-K Marketing Group, LLC and Beagle Irrevocable Asset Trust (collectively, the “Filing Persons”). Please be advised that, in connection with the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by facsimile on June 16, 2008, with regard to the above-referenced filings, each Filing Person hereby acknowledges that:

•	The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Lisa Haddad of Goodwin Procter LLP at (617) 570-8311 if you have any questions.

[ Signature pages follow ]

Very Truly Yours,

GULL HOLDINGS, LTD.

/s/ Toby L. Marshall /s/ Mark J. Lewin
Signature

Mark J. Lewin and Toby L. Marshall, For and on behalf of Enmyn Limited Corporate Director
Name/Title

GULL-UNITY HOLDING CORP.

/s/ David A. Wentz
Signature

David A. Wentz, President
Name/Title

UNITY ACQUISITION CORP.

/s/ David A. Wentz
Signature

David A. Wentz, Vice President
Name/Title

MYRON W. WENTZ

/s/ Myron W. Wentz
Signature

DAVID A. WENTZ

/s/ David A. Wentz
Signature

JACQUELYN R. WENTZ

/s/ Jacquelyn R. Wentz
Signature

BRYAN WENTZ

/s/ Bryan Wentz
Signature

ANNETTE WENTZ

/s/ Annette Wentz
Signature

PAUL & JANE MEYER FAMILY FOUNDATION

/s/ William Terry Irwin
Signature

William Terry Irwin, Vice President
Name/Title

PAUL J. MEYER

/s/ Paul J. Meyer
Signature

ALICE JANE MEYER

/s/ Alice Jane Meyer
Signature

CENTRE ISLAND PROPERTIES, LTD.

/s/ Christopher Whorms
Signature

Christopher Whorms, Director
Name/Title

WACO BOYS CLUB FOUNDATION, INC.

/s/ Eugene R. Franklin
Signature

Eugene R. Franklin, Vice President
Name/Title

L-K MARKETING GROUP, LLC

/s/ Kevin Rhea
Signature

Kevin Rhea, President
Name/Title

BEAGLE IRREVOCABLE ASSET TRUST

/s/ Eugene R. Franklin
Signature

Eugene R. Franklin, Trustee
Name/Title